Executive Development Associates, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Executive Development Associates, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 9, 2021
Vincenzo Mongio

Executive Development Associates, Inc.

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	103,402	120,609
Accounts Receivable	36,582	174,570
Total Current Assets	139,984	295,179
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	33,347	44,658
Intangible Assets: Capitalized Software Development Costs, net of Accumulated Depreciation	429,782	304,750
Total Non-Current Assets	463,129	349,408
TOTAL ASSETS	603,113	644,587
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	20,708	125,229
SBA Loan	2,600	-
Paycheck Protection Program Loan	62,400	-
Vehicle Loan	8,565	8,157
Deferred Revenue	203,000	82,500
Related Party Note Payable	-	32,746
Total Current Liabilities	297,273	248,632
Long-term Liabilities		
SBA Loan, net of current portion	147,400	-
Vehicle Loan, net of current portion	30,875	39,435
Total Long-Term Liabilities	178,275	39,435
TOTAL LIABILITIES	475,548	288,067
EQUITY		
Common Stock	10,500	500
Additional Paid in Capital	87,938	-
Retained Earnings	29,127	356,020
Total Equity	127,565	356,520
TOTAL LIABILITIES AND EQUITY	603,113	644,587

EXECUTIVE DEVELOPMENT ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31,

	2020	2019
SALES	$ 958,124	$ 1,399,788
COST OF SALES	460,548	621,894
Gross Profit	497,576	777,894
OPERATING EXPENSES		
Selling, General and Administrative Expenses	796,489	736,082
Income (Loss) From Operations	(298,913)	41,812
OTHER INCOME (EXPENSE)		
Interest Income	226	116
Interest Expense	(3,017)	(2,801)
Gain on Sale of Asset	-	4,399
EIDL Grant	7,900	-
Loan Forgiveness- Other	23,913	-
Total Other Income	29,022	1,714
Provision for State and Local Tax	654	275
Net Income (Loss)	$ (270,545)	$ 43,251

Executive Development Associates, Inc.
Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Retained Earnings	Total Shareholder Equity
Beginning Balance at 1/1/19	500,000	500	-	164,180	164,680
Net Assets Received as part of Acquisition	-	-	-	242,754	242,754
Shareholder Distributions	-	-	-	(94,165)	(94,165)
Net Income (Loss)	-		-	43,251	43,251
Ending Balance 12/31/2019	500,000	500	-	356,020	356,520
Issuance of Common Stock	206,250	2,062	87,938	-	90,000
Recapitalization, net of shares outstanding	793,750	7,938	-	(7,938)	-
Shareholder Distributions	-	-	-	(48,410)	(48,410)
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(270,545)	(270,545)
Ending Balance 12/31/2020	1,500,000	10,500	87,938	29,127	127,565

EXECUTIVE DEVELOPMENT ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (270,545)	$ 43,251
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and Amortization	11,311	11,311
Gain on Sale of Fixed Assets	-	(4,399)
Bad Debt Expense	-	10,640
(Increase) Decrease in:		
Accounts Receivable	137,989	(54,978)
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	(104,521)	32,351
Deferred Revenue	120,500	65,500
Net Cash Provided by (Used in) Operating Activities	(105,266)	103,676
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase consideration of acquisition of business	-	242,754
Capitalized Software Development Costs	(125,032)	(304,750)
Proceeds from Sale of Property and Equipment	-	17,750
Net Cash Provided by (Used in) Investing Activities	(125,032)	(44,246)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Capital Contribution	90,000	-
Shareholder Distributions	(48,411)	(94,165)
Loan Proceeds:		
SBA Loan	150,000	-
PPP Loan	62,400	-
Related Party Note	-	15,508
Loan Payments:		
Related Party Note	(32,746)	-
Vehicle Loan	(8,152)	(7,662)
Net Cash Provided by (Used in) Financing Activities	213,091	(86,319)
Net Increase (Decrease) in Cash	(17,207)	(26,889)
Cash and Cash Equivalents, Beginning of Year	120,609	147,498
Cash and Cash Equivalents, End of Year	$ 103,402	$ 120,609

See Accompanying Notes and Independent Accountant's Review Report

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Executive Development Associates, Inc. (“EDA” or “the Company”) was formed in Oklahoma on January 16th, 2007. The company provides training and development services for front office executives through a variety of services.

The Company is in the process of developing software in order to facilitate their training through the use of a Software as a Service (“SAAS”) platform. Their SAAS platform will leverage Artificial Intelligence technology and predictive analytics to fuel the growth and the new hiring procedures for companies who are committed to mass hiring.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual method of accounting principles generally accepted in the United States of America (“US GAAP”), recognizing income when earned and expenses when incurred.

Use of Estimates and Assumptions

The preparation of financial statements in conformity US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The outbreak of the novel strain of coronavirus (“COVID-19”) has severely impacted, and continues to severely impact the U.S. and global economies. We cannot estimate the length or severity of the COVID-19 pandemic or the related U.S. and global economic consequences on our business and operations, including whether and when historic economic and operating conditions will resume or the extent to which the disruption may impact our business, financial position, results of operations or cash flow. Our estimates, judgments and assumptions related to COVID- 19 could ultimately differ over time.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The allowance for doubtful accounts was $11,318 for the years ended December 31, 2020 and 2019.

Property, Plant and Equipment

Property, plant and equipment is stated at cost net of accumulated depreciation. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the related assets, which is 3-5 years

Expenditures which substantially increase the estimated useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the cost of the property and any accumulated depreciation and amortization are eliminated from the accounts, and any gain or loss is included in current period operations.

The Company accounts for the impairment of long-lived assets to be held and used by evaluating the carrying value of its long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets when indications of impairment are present.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years. Amortization will begin once the software is out of the development phase and placed in service.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by providing executive coaching and training workshops to businesses and Executives. The Company generally performs its services in two different forms. First, the Company will provide training workshops to businesses. The company also provides executive coaching as an ongoing service. Executive coaching engagements generally last 6 to 12 months in term. The Company's primary performance obligation is to complete the executive coaching and training workshops as described in their contract with their customers.

Training workshops typically take place over the course of 1 to 2 days, and revenue generated from these workshops is recognized as the point in time that the workshops are completed. Revenue from executive training is recognized over time as the executive training obligations are completed.

The company had deferred revenue of $203,000 and $82,500 for the years ended December 31, 2020 and 2019 respectively for executive coaching and training workshops with remaining performance obligations.

Expenses incurred by the Company that are reimbursed by their customers are recognized as revenue. For the years ended December 31, 2020 and 2019 the amounts of reimbursed expenses included in revenue was $(1,918) and $37,454, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Cost of Sales

Cost of sales consists of the cost of expenses related to content creation.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31,:

	2020	2019
Computers and Equipment	$ 65,337	$ 65,337
Vehicles	55,254	55,254
	120,591	120,591
Less: Accumulated Depreciation	87,244	75,933
	$ 33,347	$ 44,658

Depreciation expense for the years ended December 31, 2020 and 2019 amounted to $11,311 and $11,311, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019 the Company acquired the business of a related party. See Note 9 for more detail.

During the year ended December 31, 2019 the Company maintained a note payable with a shareholder in the amount of $32,746. This note is reflected in related party note payable on the balance sheet as of December 31, 2019. The note was paid in full during the year ended December 31, 2020.

During the years ended December 31st, 2020 and 2019, the Company provided free office space one of its attorneys and shareholders.

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 6 – PAYCHECK PROTECTION PROGRAM LOAN AND OTHER GRANTS

During 2020, the Company received funding under the SBA Paycheck Protection Program ("PPP") and was granted a loan under the CARES Act which was enacted March 27, 2020. On April 7, 2020 the Company received a loan in the amount of $62,400. Funds from the PPP Loan were used as required for eligible payroll costs and costs used to continue group health care benefits. The loan bears interest at 1% per annum. The Company received full forgiveness for the Loan as of March 10, 2021.

During 2020 the Company received a $7,900 grant from the SBA as part of their Economic Injury Disaster Loan program. The amount was recorded as other income and included in the EIDL Grant balance on the statement of operations as of December 31, 2020.

During 2020 the Company received a forgivable loan from the Oklahoma City Economic Development Trust in the amount of $23,913. This loan was forgiven in full during 2020 and is recorded as other income and included in the Loan Forgiveness – Other balance on the statement of operations as of December 31, 2020.

Note 7 – SBA LOAN

On May 16, 2020 the Company entered into a U.S. Small Business Administration ("SBA") Loan in the amount of $150,000. The loan accrues at a rate of 3.75% per annum. Principal and interest payments are to be made monthly beginning 12 months from the date of the note, with the balance of principal and interest due 30 years from the date of the note.

Future Maturities of the notes as of December 31, 2021 are as follows:

2021	$	2,600
2022		3,301
2023		3427
2024		3558
2025 and thereafter		137,114
	$	150,000

NOTE 8- VEHICLE LOAN

On December 17, 2018 the Company entered into a vehicle loan in the amount of $55,254. The loan bears interest at a rate of 4.89% per annum, and is payable in 75 monthly installments.

Future Maturities of the notes as of December 31, 2021 are as follows:

2021	$	8,565
2022		8,992
2023		9,443
2024		9,915
2025 and thereafter		2,525
	$	39,440

NOTE 9 – ACQUISITION OF ONLINE REFERENCE CHECK, INC.

In 2016 the Company entered into a service and loan agreement with a related party, Online Reference Check, Inc. ("ORC") d/b/a SurveySaurus, Inc. As part of the agreement, the Company would provide ORC with staffing, support and resources. ORC would provide payment for those services by September 14, 2017, the expiration of the arrangement, or upon receipt of third party funding. The Company had the right to extend the expiration date to a future period at their discretion.

In December 2019 the Company demanded payment for services provided in accordance with the service and loan agreement, and ORC determined that they did not have the ability to repay the Company. The Company and ORC entered into a bill of sales and assignment agreement on December 14, 2019. Based n the agreement, the Company acquired all assets of ORC as full and complete payment of the obligations under the service and loan agreement.

The following table summarizes the values of the assets acquired and liabilities assumed at the date of the acquisition:

Cash	$	3,774
Accounts Receivable		255
Capitalized Software Development Costs		304,750
Liabilities		(66,025)
Net Assets Received as Part of Acquisition	$	242,754

NOTE 10 – EQUITY

Upon formation of the Company in 2007 500,000 shares of common stock were authorized to be issued with a par value of $.001.

On March 5, 2020 the Company recapitalized its equity structure. The Company authorized 5,000,000 shares of common stock, with a par value of $.01.

At the time of the recapitalization, 500,000 share of common stock were issued and outstanding with existing shareholders. Those shares were converted into 1,293,750 shares of common stock outstanding.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 9, 2021, the date these financial statements were available to be issued.

In May 2021 the Company raised $253,075 from investors in exchange for 89,330 shares of common stock.

NOTE 12 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized a loss in 2020 and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 13 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.